UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-19825

CUSIP Number: 80862K104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SCICLONE PHARMACEUTICALS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

950 Tower Lane, Suite 900

Address of Principal Executive Office (Street and Number)

Foster City, California 94404

City, State and Zip Code

PART II-RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

SciClone Pharmaceuticals, Inc. (“SciClone” or the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) prior to the filing deadline as the Company is in the process of completing an evaluation of its foreign tax positions in accordance with ASC 740, which may result in additional tax expense being recognized in the Company’s financial statements. In addition, the special committee of the Board of Directors is continuing its investigation, described in further detail below. The evaluation of the Company’s foreign tax positions and the evaluation of information resulting from the investigation may result in the identification of material weaknesses or significant deficiencies in internal controls over financial reporting.

The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are each conducting formal investigations of us regarding a range of matters including the possibility of violations of the Foreign Corrupt Practices Act (“FCPA”). SciClone’s Board of Directors appointed a special committee of independent directors to oversee SciClone’s response to the government inquiries. Based on an initial review, the special committee determined to undertake an independent investigation as to matters reflected in and arising from the SEC and DOJ investigations including, but not limited to, certain sales and marketing matters in China, in order to evaluate whether any violation of the FCPA or other laws occurred.

The special committee has not reported any conclusions to the Board at this time. The Company has not determined at this time (i) the impact, if any, the internal investigation may have on our evaluation of internal controls over financial reporting, (ii) the impact the investigation may have on our assessment of whether disclosure controls were functioning effectively, or (iii) the impact, if any, the internal investigation may have on the Company’s other disclosures in the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gary S. Titus	(650)	358-3456
Chief Financial Officer (Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is continuing an evaluation of its foreign tax positions which may result in additional tax expense being recognized in the Company’s financial statements. The evaluation of the Company’s foreign tax positions and the results of the investigation may result in the identification of material weaknesses or significant deficiencies in internal controls over financial reporting.

On March 16, 2011 SciClone announced preliminary results for the year and fourth quarter ended December 31, 2010. The Company announced that revenues for the fourth quarter of 2010 were $23.6 million, an increase of 30% compared to the fourth quarter of 2009. For the year ended December 31, 2010, total revenues were $85.1 million, an 18% increase, compared with revenues of $72.4 million for the year ended December 31, 2009. For the year ended December 31, 2010, net income is expected to be within the range of prior guidance of $0.41 to $0.46 on a per share basis, compared with net income of $0.26 and $0.25 per share on a basic and diluted basis for the same period in 2009.

The Company also announced that cash, cash equivalents and short and long-term investments totaled $56.5 million at December 31, 2010, compared with $31.8 million at December 31, 2009.

SciClone Pharmaceuticals, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2011

SciClone Pharmaceuticals, Inc.

	By:	/s/ Friedhelm Blobel
	Name:	Friedhelm Blobel
	Title:	Chief Executive Officer